Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED (ASX:IMM)

ACN:	009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Marc Voigt

Date of Last Notice:	9 December 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	A. Direct B. Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Marc Voigt holds indirect interests in IMM via JP Morgan Nominees Australia Limited

Date of change	2 January 2020

No. of securities held prior to change

A. Direct

1.  5,925,028 FPOs.

2.  45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:10.

3.  1,666,667 Performance Rights in accordance with shareholder approval obtained at the Annual General Meeting on 17 November 2017.

4.  3,600,000 Performance Rights in accordance with shareholder approval obtained at the Annual General Meeting on 1 November 2019.

B. Indirect

1.  55,750 FPOs.

Class	Ordinary Shares and Performance Rights

+	See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	A. Direct 1,666,667 FPOs

Number disposed	A. Direct 1,666,667 Performance Rights
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

No. of securities held after change

A. Direct

1.  7,591,695 FPOs.

2.  45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:10.

3.  3,600,000 Performance Rights in accordance with shareholder approval obtained at the Annual General Meeting on 1 November 2019.

B. Indirect

1.  55,750 FPOs.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Mr Marc Voigt exercises 3rd tranche of his performance rights which vested to him i.e. 1,666,667 (post share consolidation basis) exercised and converted into ordinary shares, in accordance with shareholder approval received at the AGM on 17 November 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

Date of notice: 2 January 2020

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3